March 11, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

       Re: American Battery Technology Company
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed September 23, 2024
           File No. 001-41811
Dear Ryan Melsert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation